Exhibit 99.1

Annual and Special Meeting of Shareholders of

PRECISION DRILLING CORPORATION

May 3, 2019

REPORT OF VOTING RESULTS

National Instrument 51-102 – Continuous Disclosure Obligations - Section 11.3

In respect of the annual and special meeting (the "Meeting") of holders of common shares of Precision Drilling Corporation (the "Corporation"), the following sets forth a brief description of each matter which was voted upon at the Meeting and the outcome of the vote:

Description of Matter		Votes For	Percent	Votes Against/ Withheld	Percent
1.	Ordinary resolution to approve the election of the following nominees to serve as the directors of the Corporation for the ensuing year, or until successors are duly elected or appointed:
	Michael R. Culbert	169,978,623	96.08%	6,928,606	3.92%
	William T. Donovan	166,727,429	94.25%	10,179,800	5.75%
	Brian J. Gibson	170,805,208	96.55%	6,102,021	3.45%
	Allen R. Hagerman	168,836,841	95.44%	8,070,388	4.56%
	Steven W. Krablin	151,189,099	85.46%	25,718,130	14.54%
	Susan M. MacKenzie	170,700,482	96.49%	6,206,747	3.51%
	Kevin O. Meyers	151,649,816	85.72%	25,257,413	14.28%
	Kevin A. Neveu	174,948,175	98.89%	1,959,054	1.11%
	David W. Williams	173,634,018	98.15%	3,273,211	1.85%
2.	Ordinary resolution to approve the appointment of KPMG LLP as auditors of the Corporation to hold office until the next annual meeting of shareholders at a remuneration to be fixed by the board of directors.	189,678,919	95.45%	9,046,961	4.55%
3.	Advisory resolution on the Corporation's approach to executive compensation (“Say-on-Pay”).	158,549,705	89.62%	18,357,526	10.38%
4.	Amendments to and the continuation of the Corporation’s Shareholder Rights Plan.	164,098,384	92.76%	12,808,846	7.24%